Exhibit 2.1
Execution Version
SECOND AMENDMENT
TO
SALE AND PURCHASE AGREEMENT
This Second Amendment (this “Second Amendment”) to the Sale and Purchase Agreement, dated as of February 15, 2026 (as amended prior to the date hereof, the “SPA”), is entered into as of July 12, 2026, by and between eBay Inc., a Delaware corporation (“Buyer”), and Etsy, Inc., a Delaware corporation (“Seller” and together with Buyer, the “Parties”).
RECITALS
WHEREAS, the Parties entered into that certain Sale and Purchase Agreement, dated as of February 15, 2026, as amended by the Amendment to Sale and Purchase Agreement, dated May 21, 2026;
WHEREAS, the Parties desire to further amend the SPA pursuant to Section 11.3 thereof and make further agreements related to the Closing by entering into this Second Amendment, as set forth herein.
NOW, THEREFORE, in exchange for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties agree as follows:
Section 1. Definitions; References
Unless otherwise specifically defined herein, each capitalized term used herein shall have the meaning assigned to such term in the SPA. For clarity, (i) each reference in the SPA to “hereof,” “herein,” “hereunder,” “hereby” and “this Agreement” shall, from and after the date hereof, refer to the SPA as amended by this Second Amendment and (ii) each reference in the SPA to “the date hereof” and “the date of this Agreement” shall in all instances continue to refer to February 15, 2026.
Section 2. Acknowledgements and Agreements
(a)Seller confirms that if the Closing were to occur on the date of this Second Amendment, the conditions to Closing set forth in Section 8.1(a), Section 8.1(b), Section 8.1(c) and Section 8.1(g) of the SPA would be satisfied as of such date and that the certification referenced in Section 8.1(d) of the SPA would be deliverable in satisfaction of Section 8.1(d) of the SPA.

(b)For the purposes of determining whether the conditions to Closing in Article VIII of the SPA have been satisfied at the Closing, and for purposes of the references in Section 2.1 of the SPA to whether the conditions to Closing in Article VIII of the SPA have been satisfied (but without prejudice to any rights or remedies of Buyer outside Article VIII of the SPA and the cross-references in Section 2.1 of the SPA to the conditions to Closing in Article VIII of the SPA):

(i)Buyer hereby irrevocably waives any right to assert under Article VIII of the SPA or any cross-reference in Section 2.1 of the SPA to the conditions to Closing in Article VIII of the SPA that (A) Section 8.1(g) has not been satisfied or (B) an Event has occurred on or prior to the date of this Second Amendment that renders any of the conditions set forth in Section 8.1(a), Section 8.1(b) or Section 8.1(c) of the SPA not satisfied (including for purposes of the certificate required to be delivered pursuant to Section 8.1(d) of the SPA).

(ii)Buyer hereby irrevocably agrees that, for purposes of determining whether the conditions set forth in Sections 8.1(a), 8.1(b) and 8.1(c) of the SPA have been satisfied (including for purposes of the certificate required to be delivered pursuant to Section 8.1(d) of the SPA) as of the Closing Date, only Events that occur from and after the date of this Second Amendment may be taken into account and only to the extent such Events are attributable to actions or omissions (including failures to cure) that Seller, its Subsidiary or an Acquired Company has intentionally taken or intentionally omitted to take, in each case, with the actual knowledge that such action or omission, individually or in the aggregate with all such actions or omissions, (1) is or would constitute a material breach of a representation or warranty referenced in Section 8.1(a) of the SPA or a covenant or agreement referenced in Section 8.1(b) of the SPA, or have a Material Adverse Effect or (2) would reasonably be expected to result in a material breach of a representation or warranty referenced in Section 8.1(a) of the SPA or a covenant or agreement referenced in Section 8.1(b) of the SPA, or have a Material Adverse Effect.
Section 3. Amendments to the SPA. The Parties irrevocably agree that the following amendments to the SPA will be automatically effective as of 11:59 p.m. (Pacific Time) on the date that the Competition and Markets Authority of the United Kingdom confirms in writing on terms reasonably satisfactory to Buyer (acting in good faith) that the Contemplated Transactions and any such matters arising therefrom will not be referred for a phase 2 investigation (such date, the “Conditions Satisfaction Date”):
(a)Section 1.1 of the SPA is hereby amended to add the following defined terms in appropriate alphabetical order:
“Cash Award Recipients” means each individual set forth on Schedule 1.1 to the extent such individual is a Continuing Company Associate.
“Long-Term Cash Awards” means the long-term incentive cash awards granted by Seller to each of the Cash Award Recipients under the Etsy, Inc. 2024 Equity Incentive Plan, in each case pursuant to the individual Long-Term Cash Award Agreement entered into with each recipient.
“Leakage” means, other than the settlement of Insider Payables in accordance with Section 6.9, (a) any dividend or distribution declared, paid or made by any Acquired Company to Seller or any of its Subsidiaries (other than any Acquired Company) (collectively, the “Seller Group”); (b) any payments made or agreed to be made by any Acquired Company to any member of the Seller Group in respect of the redemption, repurchase or return of capital of any share capital or other Equity Interest of any Acquired Company; (c) any other payments made or agreed to be made by any Acquired Company to any member of the Seller Group; (d) any assets transferred to or liabilities assumed, indemnified, or incurred by any Acquired Company for the benefit of any member of the Seller Group, (e) the waiver by any Acquired Company of (i) any payment of any amount owed to that Acquired Company by any member of the Seller Group or for the benefit of any member of the Seller Group, or (ii) any right of that Acquired Company in respect of any Contract between an Acquired Company and any member of the Seller Group; (f) any agreement or commitment to effect any of the actions contemplated above; and (g) any Tax paid or that will become payable by any Acquired Company to the extent such Tax arises as a result of, or by reference to, any Leakage specified in clauses (a) through (f).
“Lockbox Date” means July 17, 2026.
“ML Retention Cash Award” means the cash retention award granted by Seller to the individual set forth on Schedule 1.1 pursuant to the Retention Agreement between Seller and such individual dated December 1, 2024.
“Second Amendment” means the Second Amendment to this Agreement entered into as of July 11, 2026, by and between Buyer and Seller.

“SOFR” means the Secured Overnight Financing Rate for July 16, 2026 (or, if such rate is not published for such date, the rate so published for the most recent U.S. Government Securities Business Day preceding the Lockbox Date), as published by the Federal Reserve Bank of New York, as the administrator of such rate (or a successor administrator), on the website of the Federal Reserve Bank of New York (currently at http://www.newyorkfed.org).

(b)Section 1.1 of the SPA is hereby amended by replacing the corresponding defined terms with the following:
“Accrued Pre-Closing Taxes” means the aggregate amount of all accrued but unpaid Taxes of the Acquired Companies for any Pre-Closing Tax Period (whether or not yet due and payable), without duplication, (i) for which the Tax Return is not yet due as of the Lockbox Date, (ii) where a Tax Return has been filed but amounts shown on the Tax Return remain unpaid, (iii) where Taxes are owed that are not the subject of a Tax Return for a Taxable period beginning on or after January 1, 2025 or (iv) which relate to a Tax

Return which was due on or prior to the Lockbox Date but which was not filed solely to the extent related to items on Section 7.2(g) of the Disclosure Schedule or other amounts accrued as a current liability for Taxes on the Company’s consolidated balance sheet as of the Lockbox Date, determined on a jurisdiction-by-jurisdiction basis (with the amount for each jurisdiction never being less than zero), determined as if the current taxable period of the Company and its Subsidiaries were treated as ending on the Lockbox Date; provided that for purposes of calculating such Accrued Pre-Closing Taxes, any liability shall (a) be determined at the end of the day on the Lockbox Date and in a manner consistent with the Acquired Companies’ past practices (except as otherwise required by applicable Tax Law at a “more likely than not” basis), (b) in the case of any Taxes of any Acquired Company that are payable with respect to a Straddle Period, be determined in accordance with Section 7.2(f), (c) take into account any net operating losses, prepayments, Tax credits and other income Tax attributes to the extent such items actually reduce (but not below zero) the applicable Tax liabilities in a Pre-Closing Tax Period in the same jurisdiction as such net operating losses, Tax credits, prepayments and other Tax attributes relate to as a matter of applicable Tax Law (at a “more likely than not” or higher level of comfort), (d) exclude (i) any Taxes arising as a result of an election made under Section 338 or Section 336 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax law) and (ii) any Taxes arising as a result of any voluntary action outside of the ordinary course of business by Buyer or its Affiliates after the Lockbox Date and (e) without duplication of any item taken into account in clause (c) hereof, be reduced by VAT receivables and other current non-income Tax assets, and provided (for the avoidance of doubt) that no account shall be taken of any claim for a Specified R&D Tax Credit in the Closing Statement (whether in Accrued Pre-Closing Taxes or otherwise), except to the extent it has already resulted in a cash payment to the Acquired Companies by HM Revenue & Customs.
“Buyer Fair Market Value” means the average of the daily volume weighted average prices of one share of Buyer common stock on the Nasdaq Global Select Market as reported by Bloomberg L.P. for the period of 30 consecutive trading days immediately preceding the date that is five trading days prior to the Lockbox Date (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events).
“Closing Cash” means the Cash and Cash Equivalents of the Acquired Companies at the Reference Time.

“Closing Indebtedness” means the Indebtedness of the Acquired Companies at the Reference Time.
“Indemnified Taxes” means any and all: (a) Taxes of any Acquired Company attributable to any Pre-Closing Tax Period, determined in accordance with Section 7.2(f), other than Taxes that are included in the calculation of Accrued Pre-Closing Taxes as finally determined pursuant to Section 2.5, (b) Taxes of any Acquired Company arising as a result of the Acquired Company being on or prior to the Lockbox Date, (i) a member of an affiliated, combined, consolidated or unified or similar group for Tax purposes or (ii) a transferee or successor, (c) Taxes arising as a result of any Tax sharing, Tax indemnity, Tax allocation or similar agreement entered into in a Pre-Closing Tax Period (excluding the provisions of any commercial agreement entered into in the ordinary course of business and not primarily related to Taxes) and (d) the portion of any Transfer Taxes borne by Seller in accordance with Section 7.2(a); provided that Indemnified Taxes will exclude (x) any Taxes arising as a result of an election made under Section 338 or Section 336 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax law) and (y) any Taxes arising as a result of any voluntary action outside of the ordinary course of business by Buyer or its Affiliates after the Lockbox Date.
“Post-Closing Tax Period” means any taxable period beginning on or after the Lockbox Date and that portion of any Straddle Period beginning after the Lockbox Date (as determined under Section 7.2(f)).
“Pre-Closing Tax Period” means any taxable period ending on or before the Lockbox Date and that portion of any Straddle Period ending on (and including) the Lockbox Date (as determined under Section 7.2(f)).
“Reference Time” means 12:01 a.m. (Greenwich Mean Time) on the Lockbox Date.
“Seller Fair Market Value” means the average of the daily volume weighted average prices of one share of Seller common stock on the New York Stock Exchange as reported by Bloomberg L.P. for the period of 30 consecutive trading days immediately preceding the date that is five trading days prior to the Lockbox Date (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events).
“Straddle Period” means any Tax period that includes but does not end on the Lockbox Date.
“Transaction Expenses” means, without duplication, (a) all fees, costs and expenses for external legal, accounting, investment banking and other advisors, incurred by (or payable by) any of the Acquired Companies at or prior to the Closing (but only to the extent any Acquired Company is responsible for the payment thereof) in connection with or in anticipation of the negotiation, execution and delivery of the Transaction Documents or the consummation of the Contemplated Transactions, (b) liabilities and obligations of the Acquired Companies with respect to any bonus, retention, change in control, severance or other compensatory payments arising as a result of or in connection with the Contemplated Transactions, whether prior to, or at the Closing, and all Employer Payroll Taxes arising out of the payment of such amounts, but excluding any Liability and associated Employer Payroll Taxes triggered by the termination of any Continuing Company Associate at or after the Closing, or any Company Associate during the Pre-Closing Period at the written direction of Buyer (with any such Liabilities and associated Employer Payroll Taxes to be paid by Buyer or its Affiliates), (c) liabilities and obligations of the Acquired Companies with respect to any change in control or request for consent or notice payments required pursuant to a Contractual Obligation or otherwise agreed by an Acquired Company to pay, (d) all Taxes payable in respect of any of the foregoing, (e) any Transfer Taxes, to the extent allocable to Seller pursuant to Section 7.2(a), (f) the ML Retention Cash Award, (g) the Long-Term Cash Awards, in each case of clauses (a) through (g), to the extent not paid as of the Closing, and (h) any Leakage that occurs from and after the Lockbox Date and prior to the Closing. “Transaction Expenses” shall not include any amount taken into account in the determination of Indebtedness or any fees, costs or expenses agreed to be borne by Buyer pursuant to this Agreement.
(c)The definition of “Indebtedness” in Section 1.1 of the SPA shall be amended by replacing the references to “the Closing” in clauses (c) and (f) thereof with “the Reference Time.”

(d)Section 2.1 of the SPA is hereby amended and restated in its entirety as follows:
“Unless this Agreement is earlier terminated pursuant to Article X, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place remotely via electronic exchange of executed documents and other deliverables through electronic transmission in portable document format at 9:00 a.m. (Pacific time) on the later of (a) July 30, 2026 and (b) the second Business Day after the satisfaction or waiver of all conditions to the obligations of the Parties set forth in Article VIII after giving effect to the Second Amendment (other than those conditions (after giving effect to the Second Amendment, including any agreements and acknowledgments made in Section 2 of the Second Amendment) which by their terms are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions) (the date on which the Closing occurs, the “Closing Date”).”
(e)Section 2.4(b) of the SPA is hereby amended and restated in its entirety as follows:
“At the Closing, Buyer shall pay (or cause to be paid) to Seller a cash amount, by wire transfer of immediately available funds to the account designated by Seller in the Payment Schedule, equal to (x) the Closing Purchase Price plus (y) an amount equal to interest on the Closing Purchase Price, accruing daily during the period from and including the Lockbox Date through but excluding the Closing Date (the “Lockbox Period”), at a rate per annum equal to SOFR plus 0.40% (40 basis points), calculated on the basis of the actual number of days elapsed and a year of 360 days (such interest rate, the “SOFR Rate”).”
(f)Section 2.5(f)(i) and Section 2.5(f)(ii) of the SPA are hereby amended and restated in their entirety as follows:
“(i)    If the Purchase Price as finally agreed or determined pursuant to this Section 2.5 exceeds or equals the Closing Purchase Price (such excess, if any, the “Excess Amount”), then Buyer shall, no later than five Business Days after such final agreement or determination, pay (or cause to be paid) by wire transfer of immediately available funds to an account or accounts designated in writing by

Seller an amount in cash equal to (A) the Excess Amount plus (B) an amount equal to the SOFR Rate on the Excess Amount, accruing daily during the Lockbox Period.
(ii)    If the Purchase Price as finally agreed or determined pursuant to this Section 2.5 is less than the Closing Purchase Price (such difference, the “Shortfall Amount”), then Seller shall, no later than five Business Days after such final agreement or determination, pay (or cause to be paid) by wire transfer of immediately available funds to an account or accounts designated in writing by Buyer an amount in cash equal to (A) the Shortfall Amount plus (B) an amount equal to the SOFR Rate on the Shortfall Amount, accruing daily during the Lockbox Period.”
(g)Section 2.5(g)(ii) of the SPA is hereby amended by replacing the references therein to “the Closing Date” with “the Lockbox Date” and the reference to “the Closing” with “the Reference Time”.

(h)Section 6.9 of the SPA is hereby amended and restated in its entirety as follows:

“Repayment of Insider Receivables. Prior to the Lockbox Date, Seller will contribute an amount of capital to the Acquired Companies to enable all Insider Receivables and Insider Payables to be settled in full prior to the Closing. Prior to the Closing Date, the Seller shall cause the Acquired Companies to cause all outstanding Insider Receivables and Insider Payables to be repaid and settled in full.”

(i)Sections 7.2 (c), (d), (f), (g) and (h) of the SPA are hereby amended and restated in their entirety as follows:
“Section 7.2(c) Seller Prepared Tax Returns. Seller shall prepare or shall cause to be prepared (i) all Tax Returns that are required to be filed by or with respect to any of the Acquired Companies for any Pre-Closing Tax Period that are due prior to the Closing Date and (ii) all Income Tax Returns (other than an Income Tax Return with respect to a Straddle Period) that is required to be filed by or with respect to any of the Acquired Companies for any Pre-Closing Tax Period to the extent Seller is liable under this Agreement or Applicable Law for the payment of any and all Taxes on such Tax Return that is due after the Closing Date, in each case other than Jointly-Prepared Tax Returns (collectively, the “Seller-Prepared Tax Returns”). Seller shall prepare all Seller-Prepared Tax Returns in a manner consistent with past practices and in accordance with Applicable Law and with any claim for a Specified R&D Tax Credit fully reflecting Appropriate R&D Tax Advice, and shall promptly deliver, or cause to be delivered, to Buyer all Seller-Prepared Tax Returns, at least 20 days prior to the due date thereof (taking into account any customary, automatic extensions of the time to file) for Buyer’s review and approval (not to be unreasonably withheld, conditioned or delayed). Notwithstanding the previous sentence, and so far as permitted by Applicable Law, Seller shall be entitled to require the Company to surrender up to GBP 5,000,000 of surrenderable amounts arising in respect of its accounting period ending on 31 December 2025 (to the extent such surrenderable amounts exist and are so available for surrender) by way of group relief under Part 5 of CTA 2010 to Seller and its Subsidiaries for no consideration (and for these purposes, “surrenderable amounts” shall have the meaning it has in Part 5 of CTA 2010).
Section 7.2(d) Preparation and Filing of Other Tax Returns.
(i) Buyer shall, at its expense, control the preparation and filing of all Tax Returns of or with respect to the Acquired Companies that are required to be filed after the Closing Date, other than Seller-Prepared Tax Returns, Jointly-Prepared Tax Returns and for clarity, any consolidated, combined or other group Tax Returns of the Seller and its Affiliates (“Buyer-Prepared Tax Returns”). The Buyer-Prepared Tax Returns shall be prepared in a manner consistent with past practices to the extent in accordance with Applicable Law. Notwithstanding the generality of the foregoing, with respect to any Buyer-Prepared Tax Return that would reasonably be expected to give rise to a claim for Indemnified Taxes or affect the Purchase Price, Buyer shall promptly deliver, or cause to be delivered, to Seller at least 20 days prior to the due date thereof (taking into account any customary, automatic extensions of the time to file) with a draft of such Tax Return for Seller’s review and approval (not to be unreasonably withheld, conditioned or delayed).
(ii) The Parties agree to reasonably cooperate to prepare and file, in a manner mutually agreed, all Tax Returns of or with respect to the Acquired Companies that are required to be filed after the Lockbox Date and on or prior to the Closing Date (excluding for clarity, any consolidated, combined or other group Tax Returns of the Seller and its Affiliates) (“Jointly-Prepared Tax Returns”).
Section 7.2 (f) Allocation of Tax Liability. For all purposes under this Agreement, in the case of any Tax for a Straddle Period, the portion of such Tax attributable to the Pre-Closing Tax Period shall (i) in the case of any real property, personal property, ad valorem or other similar Taxes imposed on a periodic basis, be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the portion of such Straddle Period ending on the Lockbox Date and the denominator of which is the number of days in the entire Straddle Period and (ii) in the case of all other Taxes to be deemed equal to the amount that would be payable if the relevant taxable period ended on the end of the Lockbox Date. Any Tax-related exemptions or deductions shall be ratable in accordance with the principles of this Section 7.2(f).
Section 7.2 (g) Post-Closing Covenant. Neither Buyer nor its Affiliates shall, or shall cause or permit any Acquired Company without Seller’s consent (not to be unreasonably withheld, conditioned or delayed), except to the extent relating to a matter identified in Section 7.2(g) of the Disclosure Schedule, to, (i) make or change any material Tax election on behalf of an Acquired Company that has retroactive effect in a Pre-Closing Tax Period, (ii) amend any Tax Returns of the Acquired Companies for a taxable period ending on or before the Lockbox Date, (iii) initiate any Acquired Company’s participation in a voluntary disclosure agreement or similar program covering any Pre-Closing Tax Period or (iv) change any method of accounting for Tax purposes or Tax accounting period with respect to any Tax period or portion thereof ending on or before the Lockbox Date, in each case, that would reasonably be expected to give rise to a claim for Indemnified Taxes or affect the Purchase Price.
Section 7.2 (h) Specified R&D Tax Credits. Buyer will pay over to Seller an amount equal to the actual cash received (or cash Tax saving realized by offset against or discharge of cash Taxes payable (provided such Tax would not otherwise have given rise to a claim under Section 9.2(a)(iv)) by the Company or any other Acquired Company (net of reasonable costs incurred by the Acquired Companies in connection with the recovery of such amount, including (for the avoidance of doubt) any advisors’ fees) by reason of any claim for refundable Specified R&D Tax Credits, to the extent such Specified R&D Tax Credit is: (i) not taken into account as an asset of any Acquired Company in calculating the Purchase Price and (ii) received by the Company from a Tax Authority after the Lockbox Date. Such payment to Seller shall be made within ten Business Days of receipt by the relevant Acquired Company. In the event that any Acquired Company is required to repay to any Tax Authority any Specified R&D Tax Credit received by the Company and paid over to Seller pursuant to this Section or any Specified R&D Tax Credit would have been so repayable but for the use or set-off of any Tax relief, Seller shall, within 10 Business Days of demand from Buyer, pay to Buyer an amount equal (on an after-Tax basis) to the Specified R&D Tax Credit that is so repayable (or would be but for use of the relevant Tax relief), together with any related interest or penalties.”
(j)Section 7.11 of the SPA is hereby amended by adding the following sentence at the end thereof:
“Notwithstanding anything to the contrary in the foregoing, Seller shall not be required to cause the termination of that certain Group Relief Agreement between Warhol UK II Limited and Etsy UK Limited, dated January 1, 2021, as amended by that certain Amendment to Group Relief Agreement, dated April 17, 2026.”
(k)Section 6.2(b)(ii) and Section 6.2(b)(iii) of the Disclosure Schedule are hereby deleted in their entirety, with effect from and after the Lockbox Date.

(l)Section 2 of Exhibit F of the SPA will hereby be amended as follows:

a.The reference to “the Closing Date” in the definition of “Measurement Period” is hereby amended and replaced with “the Lockbox Date”.

b.The reference to “$196,000,000” in the definition of “Specified Amount” is hereby amended and replaced with “$216,000,000”.

(m)Certain Acknowledgements.

a.Notwithstanding anything to the contrary in the SPA, in calculating the Aggregate Forfeited Seller Equity Award Value and each component thereof, only Forfeited Seller PSUs, Forfeited Seller RSUs and the Promised Equity Awards that are outstanding as of immediately prior to the Reference Time shall be included.

b.The conditions set forth in Section 8.1(e) and Section 8.2(d) are irrevocably satisfied.

c.Notwithstanding anything to the contrary in the SPA or in any amendment or side letter thereto, the Business Disruption Fee (if any) will be determined in accordance with the following table:

If the termination occurs:	Business Disruption Fee Amount
After June 30, 2026, but on or before July 15, 2026	$68,000,000
After July 15, 2026	$158,000,000

For the avoidance of doubt (i) in no event shall the amount of the Business Disruption Fee payable under the SPA or in any amendment or side letter thereto exceed $158,000,000 and (ii) no Business Disruption Fee shall be payable if the Closing occurs.
d.As promptly as reasonably practicable following the Closing Date, Buyer shall prepare or cause to be prepared (in accordance with GAAP, consistently applied) and deliver to Seller a consolidated balance sheet of the Acquired Companies as of the Closing Date for Seller’s accounting and record-keeping purposes.

e.Notwithstanding anything to the contrary in this Second Amendment, nothing in this Second Amendment affects the legal obligation of any Party or any Acquired Company to file Tax Returns or remit Taxes to any Governmental Authority as required by Applicable Law.
Section 4. No Further Amendment; Effect of Amendment
Except as expressly amended hereby, the SPA is in all respects ratified and confirmed and all the terms, conditions, and provisions thereof shall remain in full force and effect. This Second Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the SPA or any other document referred to therein. This Second Amendment shall form a part of the SPA for all purposes.

Section 5. Miscellaneous
The provisions of Article XI (Miscellaneous) of the SPA shall apply mutatis mutandis to this Second Amendment, and to the SPA as modified by this Second Amendment, taken together as a single agreement, reflecting the terms as modified hereby.

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the Parties has duly executed this Second Amendment as of the date first written above.

BUYER:
EBAY INC.

By: /s/ Jamie Iannone
Name: Jamie Iannone
Title: President, Chief Executive Officer

SELLER:
ETSY, INC.

By: /s/ Lanny Baker
Name: Lanny Baker
Title: Chief Financial Officer